Exhibit 99.1

Date: 24th March 2022	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TELESAT CORPORATION

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	April 18, 2022
Record Date for Voting (if applicable):	April 18, 2022
Beneficial Ownership Determination Date:	April 18, 2022
Meeting Date:	June 01, 2022
Meeting Location (if available):	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A COMMON & CLASS B VARIABLE	879512309	CA8795123097
VOTING SHARES
CLASS C FULLY VOTING SHARES	879512606	CA8795126066
CLASS C LIMITED VOTING SHARES	879512507	CA8795125076
TELESAT PARTNERSHIP LP CLASS A UNITS	N/A	N/A
TELESAT PARTNERSHIP LP CLASS B UNITS	N/A	N/A
TELESAT PARTNERSHIP LP CLASS C UNITS	N/A	N/A

Sincerely,

Computershare

Agent for TELESAT CORPORATION